Exhibit 4.4

Royal Bank of Canada

Bonus Deferred Advantage Plan

And Prospectus

The date of this document is December 6, 2011

This document constitutes part of

a prospectus covering securities

that have been registered under

The Securities Act of 1933

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TABLE OF CONTENTS

(continued)

Page
SECTION 9 AMENDMENT OR TERMINATION	16
9.1 Amendments to and Termination of Plan	16
9.2 Merger	16
9.3 Applicability to Successors	16

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SECTION 1

INTRODUCTION

1.1 General Nature and Purpose of the Plan.

(a) Nature and Purpose. The Royal Bank of Canada Bonus Deferred Advantage Plan (the “Plan”) is a nonqualified deferred compensation plan under which the Royal Bank of Canada (the “Company”) and its Participating Subsidiaries (collectively, the “Employers”) may make contributions on behalf of certain key employees.

(b) Company U.S. Deferred Compensation Plan History. This Plan is a new plan that is wholly separate from the US Wealth Accumulation Plan (formerly called the “RBC Dain Rauscher Wealth Accumulation Plan”) that was frozen as of January 1, 2012 (the “Frozen Plan”) and the new US Wealth Accumulation Plan, effective January 1, 2012 (the “New WAP”). The Frozen Plan covered a “top hat group” of employees that constituted a select group of management or highly compensated employees. The top hat group that had been eligible for the Frozen WAP is expected to be reduced due to the anticipated sale of a significant Participating Subsidiary in 2012. As a result, the Frozen Plan was frozen and the New WAP was adopted for the benefit of the new top hat group. Benefits under this Plan are separate from and unrelated to any benefits provided under the Frozen Plan and the New WAP, and status as a participant in the Frozen Plan does not influence eligibility or participation in this Plan. Further, distribution elections for, timing of, and triggering events for contributions made under this Plan are governed by this Plan, not the Frozen Plan.

(c) Purposes of the Plan. The purpose of this Plan is to (i) allow key employees to defer income, (ii) induce key employees to increase performance to assist the Company in reaching its goal of increased profitability, and (iii) attract and retain key employees.

(d) Applicability of ERISA. The Plan is not intended to be a tax-qualified plan under Code Section 401 or an “employee pension benefit plan” as defined by the Employee Retirement Income Security Act of 1974, as amended. It is the intent of this Plan to provide in-service distributions of deferrals made hereunder by (i) making payments shortly after vesting and (ii) limiting vesting events to the performance of services, death, disability or a change in control and (iii) restricting payments after a Separation to only incidental payments.

(e) Effectiveness. This Plan is effective from and after January 1, 2012.

1.2 Definitions.

“Account Balance” means, for any given date, a Participant’s Company Contributions, plus or minus the hypothetical investment performance thereon.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Back End Recruiting Bonus” means that portion of a Company Contribution made on a Participant’s behalf that the Company deems a “Back End Recruiting Bonus.”

“Business” means the chief officer and/or operating committee of each Participating Subsidiary.

“Cause” means, as determined by the Company or its assignee, in consultation with internal legal counsel, the occurrence of any one of the following: (a) any act of dishonesty, willful misconduct, negligence, gross negligence, intentional or conscious abandonment or neglect of duty; (b) any failure by the Employee to comply with any written policy, rule or code, including but not limited to an Employer’s Code of Conduct or Code of Ethics, as applicable; (c) commission of a criminal activity, fraud or embezzlement; (d) violation of any rule or regulation of any self-regulatory agency with which the Employee is licensed, regardless of whether such agency takes disciplinary action against the Employee; (e) the loss or suspension of any license necessary to perform in the occupation for which Employee was hired, or the commission of any action that would cause Employee to become unbondable; (f) a failure to reasonably cooperate in any investigation or proceeding concerning an Employer or any Employer that is an Affiliate; (g) any unauthorized disclosure or use of confidential information or trade secrets; (h) any violation of any restrictive covenant, such as a non-compete, non-solicit or non-disclosure agreement, between the Participant and an Employer or any Employer that is an Affiliate; (i) personal or professional conduct of Employee which, in the reasonable and good faith judgment of the Company or its assignee, injures or tends to injure the reputation of an Employer or otherwise adversely effects the interests of an Employer; (j) failure to perform Employee’s duties and obligations to a level required by an Employer; or (k) any other act as determined by the Company in good faith; provided, however, that in the event an Employee is party to an employment agreement with an Employer that contains a different definition of Cause, the definition of Cause contained in such employment agreement will be controlling.

“Change in Control” means the Company’s sale of (a) at least 75% of the equity or (b) all or substantially all of the assets of a Participating Subsidiary to a person or entity (or a collection of Persons or entities acting as a group) that is not the Company, an Employer or an Affiliate of either. A Change in Control will be deemed to have occurred only if such transaction meets the requirements of a “change in control” (as described in Treasury Regulation § 1.409A-3(i)(5)) with respect to the Participating Subsidiary.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and includes the regulations and guidance in effect thereunder.

“Committee” means the WAP Committee (or successor committee), and any person, entity or office to whom the Committee properly delegates any authority related to this Plan. The members of the Committee, if any, serve at the pleasure of the Company, which has the power to appoint and remove members at any time.

“Company” means Royal Bank of Canada, a Schedule I bank under the Bank Act (Canada) with its corporate headquarters in Toronto, Ontario, Canada, and any successor or assign.

“Company Contribution” means a contribution by the Employers as described in Section 2.2.

“CRMOC” means the Compensation Risk Management Operating Committee (or successor committee). The members of the CRMOC, if any, serve at the pleasure of the Company, which has the power to appoint or remove members at any time.

“Disability” means the Participant’s injury or illness that both (a) qualifies him or her for benefits under a long-term disability plan covering eligible employees of the Participant’s Employer and (b) causes the Participant to be absent from his or her employment with his or her Employer for a continuous period of not less than 12 months.

“Employee” means an individual classified as a common law employee by, and on the payroll of, an Employer.

“Employers” means the Company and Participating Subsidiaries.

“FICA” means the Federal Insurance Contribution Act.

“Fiscal Year” means the Company’s accounting year, which begins each November 1 and ends each October 31.

“Front End Recruiting Bonus” means that portion of a Company Contribution made on a Participant’s behalf that the Company deems a “Front End Recruiting Bonus.”

“Fund Addition Date” means such times as interest or dividends are paid or other distributions are made in connection with a Mutual Fund.

“Gross Cash Compensation” has the meaning ascribed to “Recognized Compensation” under the Qualified Plan on the first day of each Plan Year to which an election to defer compensation relates. Gross Cash Compensation is Recognized Compensation that is earned by an Employee for services rendered during a Plan Year, whether or not paid in such Plan Year, and includes any amounts an Employee contributes to the Qualified Plan or an employer-sponsored cafeteria plan from his or her total compensation. Notwithstanding anything to the contrary, if “Recognized Compensation” includes any distributions from deferred compensation plans, Gross Cash Compensation shall include such amounts only to the extent that any further deferral of such amounts into this Plan does not cause the imposition of an additional tax under Code Section 409A.

“Loyalty Bonus” means that portion of a Company Contribution made on a Participant’s behalf that the Company deems a “Loyalty Bonus.”

“Mutual Funds” means any of the mutual funds that have been selected by the Committee, as supplemented, replaced or eliminated from time-to-time at the discretion of the Committee.

“Mutual Fund Price” means, unless otherwise determined by the Committee, the daily reported closing price of an interest in, or units of, the Mutual Funds.

“NYSE” means the New York Stock Exchange.

“Participant” means an individual who has an Account Balance.

“Participating Subsidiary” means a corporation, now or in the future, affiliated with the Company that adopts, or has adopted, the Plan. No corporation may become a Participating Subsidiary without prior consent of the Company. Such participation is subject to such limitations as the Company may impose and will cease upon a Change in Control of such Participating Subsidiary.

“Person” means any individual, sole proprietorship, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, institution, public benefit corporation, entity or government instrumentality, division, agency, body or department.

“Plan” means the Royal Bank of Canada Bonus Deferred Advantage Plan, as set forth in this document and as amended from time to time.

“Plan Interest Rate” means an interest rate determined from time to time by the Committee.

“Plan Obligor” means the party that is responsible for satisfaction of amounts payable to Participants.

“Plan Year” means, with respect to a particular year, the 12-month period beginning January 1 and ending December 31 of such year.

“Productivity Bonus” means that portion of a Company Contribution made on a Participant’s behalf that the Company deems a “Productivity Bonus.”

“Qualified Plan” means the RBC-U.S.A. Retirement and Savings Plan, as amended from time to time.

“Rule of 60” means a Participant’s age and years of employment (as determined using the service rules set forth in the Qualified Plan) with the Employers when combined equals at least 59 at Separation and who has entered into a non-competition, non-solicitation and related agreement of at least one year at the request of the Participant’s employer in the form then approved by the Company and/or Business.

“Separation” means the separation of employment from the Employers or any Affiliate of an Employer, as the case may be, of a Participant, other than due to such Participant’s death,

Disability. Transfers of employment among the Employers and their Affiliates will not be a “Separation” for purposes of this Plan, and any separation from employment shall not be a “Separation” unless it also constitutes a “separation from service” under Code Section 409A.

“Total Cash Compensation” means those items of an Employee’s compensation that are coded as “BenSal” in his or her Employer’s SAP software program. Such items include, for example, base salary, commissions, cash bonuses, and amounts distributed under cash-based nonqualified deferred compensation plans.

“Vesting Date” means the date that Company Contributions become vested in accordance with Section 4.1.

1.3 Rules of Interpretation. Whenever appropriate, words used herein in the singular may be read in the plural, or words used herein in the plural may be read in the singular; the masculine may include the feminine and the words “hereof,” “herein” or “hereunder” or other similar compounds of the word “here” mean and refer to this entire Plan and not to any particular paragraph or section of this Plan unless the context clearly indicates to the contrary. The titles given to the various sections of this Plan are inserted for convenience of reference only and are not part of this Plan and they will not be considered in determining the purpose, meaning or intent of any provision hereof. Any reference in this Plan to a statute or regulation will be considered also to mean and refer to any subsequent amendment or replacement of that statute or regulation.

SECTION 2

DEFERRALS AND DEEMED INVESTMENTS

2.1 Eligibility.

(a) Eligible Employees. Employees eligible to participate in the Plan are key employees of an Employer whose compensation or production exceeds a level deemed appropriate by the Company and who are invited to become Participants by the Company or Business. For 2012, and for successive Plan Years unless revised by the Company, the following individuals shall be Eligible Employees:

(i) Employees classified as “Financial Advisors” (excluding those Financial Advisors who are also classified as “Institutional Middle Market”) by their Employer and whose production levels for the preceding Fiscal Year are at least $400,000, but do not qualify for President or Chairman Council.

(ii) Employees classified as “Branch Directors” by their Employer and whose production levels for the preceding Fiscal Year are at least $400,000, but do not qualify for President or Chairman Council.

(iii) Employees hired during a Plan Year whose performance at their prior employer during the 12 months prior to their employment date with an Employer would have qualified them for participation under item (i) or (ii) above had such Employees performed such services for an Employer.

(b) Ineligible Employees.

(i) Notwithstanding anything in the Plan to the contrary, the following individuals are ineligible to participate in the Plan, even if they satisfy any of the eligibility criteria described in Section 2.1(a):

(1) Employees of a “nonqualified entity,” as that term is described under Code Section 457A; and

(2) Employees classified as “Institutional Middle Market” by their Employer.

(ii) No Company Contributions or other benefits are available under the Plan for services rendered by an Employee:

(1) who is excluded pursuant to Section 2.1(b)(i);

(2) who is a resident of Canada for purposes of the Income Tax Act (Canada) throughout the period during which the services were rendered; or

(3) in Canada, or in connection with a business carried on by an Employer in Canada, or a combination thereof.

2.2 Company Contributions. The Employers may make Company Contributions in such other amount as determined by the Business in its sole discretion. The Business will establish (a) whether and the extent to which a Participant is eligible for a Company Contribution, which may vary from Employee to Employee and may be made based on any criteria; and (b) whether the Company Contribution is a Back End Recruiting Bonus, Front End Recruiting Bonus, Loyalty Bonus and/or Productivity Bonus. If an Employee is entitled to a Company Contribution, his or her account will be deemed to have been allocated the amount of such Company Contribution on the date determined by the Business.

2.3 Investments. Plan contributions will be invested in the available hypothetical investments are described in SECTION 3, as follows:

(a) General. On each Plan Year’s Election, a Participant (or Employee for the first Election) may choose the form of the hypothetical investment of his or her Company Contributions (other than a Company Contribution deemed a Loyalty Bonus) by electing to credit such contributions for any Plan Year to one or more of the hypothetical investments established by the Committee. If a Participant fails to elect how contributions are deemed to be invested, such contributions will be deemed to be invested at the Plan Interest Rate.

(b) Loyalty Bonus. Company Contributions that are deemed Loyalty Bonuses will be notionally invested in Company shares. A Participant may diversify his or her Company Contributions deemed Loyalty Bonuses and the related investment returns from such a deemed investment in Company common shares at any time after the Participant reaches age 55 or, if earlier, upon the Participant’s Separation, provided that the applicable Employer classifies such Separation as “retirement” on the applicable separation from service forms.

(c) Investment Fund Exchanges. Subject to such rules as the Company, from time to time and in its sole and absolute discretion, may impose a Participant may elect to have all or a portion of his or her Account Balance that is not deemed Loyalty Bonuses transferred to any other type of hypothetical investment. Participants may initiate an investment fund exchange by submitting a request in writing to the Company in such form as the Company determines. Requests made during any month to exchange Account Balances for another hypothetical investment will be honored at the time/times determined by the Company. Investments in Company shares that are subject to Section 2.3(b) may only be exchanged among permitted investments in accordance with Section 2.3(b), unless the Company specifically provides otherwise.

2.4 Participant Accounts. Accounts for Participants will be established for bookkeeping purposes only and will not be considered as, or as evidence of the creation of, a trust fund or a transfer or other segregation of assets for the benefit of the Participants or their estates. Such accounts will be established and credited with the appropriate amounts as provided for in the Plan as of the end of each business day, or in the case of any Company Contributions determined after the end of the Plan Year, on or around the first business day of January following the end of the Plan Year.

SECTION 3

INFORMATION CONCERNING INVESTMENT ALTERNATIVES

3.1 Company Common Shares.

(a) Company Common Shares. For any Plan Year, in connection with Company Contributions deemed a Loyalty Bonus and a Participant’s election to have a portion of his or her other Company Contributions credited toward Company common shares, the applicable Participant’s account will be deemed to have been allocated the number of Company common shares, including fractional shares, resulting from dividing such portion of the Participant’s Company Contributions allocated to the investment in Company common shares by the closing price per Company common share on the NYSE as reported on the day of crediting.

(b) Dividends on Company Common Shares. At such times as the Company declares dividends on its common shares, an amount equal to the number of Company common shares credited to a Participant’s account on the record date multiplied by the declared dividend per share in U.S. dollars (such dividend to be calculated without taking into account any and all Canadian withholding taxes to which such dividend might be subject, if actually paid) will be credited, on the payment date, to such Participant’s account in cash (if dividends are paid in cash) or in Company common shares (if dividends are declared in common shares), or in such other property determined by the Company.

(c) Additional Purchases of Company Common Shares. All amounts credited to a Participant’s account as a result of cash dividends will be used on a daily basis (or on such other date as determined by the Committee in its sole discretion) to purchase hypothetical Company common shares. The number of additional Company common shares credited to each Participant’s account after the end of each day due to the hypothetical purchases described in this paragraph will be equal to the number of Company common shares, including fractional shares, derived by dividing the total amount of cash credited to the Participant’s account as described in this Section 3.1 by the closing price per Company common share on the NYSE as reported on the date of the hypothetical purchase of the Company common shares credited to such Participant’s account under this Section 3.1.

3.2 Plan Interest Rate. Participants may elect to have all or a portion of their Company Contributions (other than a Company Contribution deemed a Loyalty Bonus) invested at the Plan Interest Rate.

3.3 Mutual Funds.

(a) Mutual Funds. A Participant may elect to have all of his or her Company Contributions (other than those deemed a Loyalty Bonus) and, if a Participant is eligible for diversification described in Section 2.3(b), Company Contributions deemed a Loyalty Bonus, deemed invested in one or more Mutual Funds. Such Participant’s account will be allocated the number of units (including fractional units) of a Mutual Fund equal to the portion of his or her Account Balance allocated to investments in Mutual Funds divided by the Mutual Fund Price.

(b) Interest or Dividends on Mutual Funds. On each Fund Addition Date, a determination will be made as to the number of units (including fractional units) of the Mutual Fund that will be credited to a Participant’s account as of the Fund Addition Date. On the Fund Addition Date, an amount equal to the number of units of the Mutual Fund credited to a Participant’s account multiplied by the amount of the interest or dividend per unit of the Mutual Fund will be credited to such Participant’s account, or other fund determined by the Committee. Interest payments or other distributions will be deemed reinvested in additional units of the Mutual Fund at prevailing market prices on the Fund Addition Date.

(c) Fees. The account of a Participant with a hypothetical investment in Mutual Funds will be debited by an amount representing a quarterly fee. The amount of the quarterly fee will be determined by multiplying the value of the Participant’s hypothetical investment in Mutual Funds, as described above, by 0.000625. The Company will from time to time review this calculation and may change the decimal factor used in this calculation in its discretion.

3.4 Valuation. Except for changes resulting from Plan investment fund exchanges described in Section 2.3(c) the notional value of a Participant’s accounts will be updated daily (through the applicable valuation date described in Section 5.1) to reflect any increases or decreases in the value of the Participant’s hypothetical investment.

SECTION 4

VESTING

4.1 Vesting Date. Company Contributions in a Participant’s account will vest on the earliest of the following:

(a) The Company Contributions deemed Loyalty Bonuses and Productivity Bonuses will vest on the January 1 of the fifth calendar year following the calendar year in which such Company Contribution was made the Plan;

(b) The Company Contribution deemed Front End Recruiting Bonuses will vest on the January 1 of the eighth calendar year following the calendar year in which such Company Contribution was made the Plan;

(c) The Company Contribution deemed Back End Recruiting Bonuses will vest eighth anniversary of the date on which such Company Contribution was made the Plan, while Company Contribution deemed “historical” Back End Recruiting Bonuses will vest fifth anniversary of the date on which such Company Contribution was made the Plan;

(d) the date of the Participant’s death while employed with an Employer or an Affiliate of an Employer;

(e) the date the Participant satisfies the 12-month period of Disability requirement;

(f) the date the Participant satisfies the Rule of 60, unless a separate agreement between the Participant and an Employer provides otherwise; and

(g) the date described in Section 4.2.

4.2 Change in Control. In the event of a Change in Control of a Participating Subsidiary, each Participant who is employed by such Participating Subsidiary immediately prior to the date on which the Change in Control is consummated and who, due to the Change in Control (as determined by the Company), is no longer employed by an Employer immediately after the Change in Control will become vested in his or her Company Contributions as follows:

(a) Minimum Vesting. Each affected Participant’s Company Contributions will be vested pro rata, based on the period of time that has elapsed from the effective date of the contribution to the date of the Change in Control relative to the total vesting period related to such contribution. Before a Change in Control event, the Company will establish a reasonable method for calculating the pro rata portion of each affected Participant’s Account Balance.

(b) Discretionary Vesting. The Board has the discretionary authority to vest any amount held in an affected Participant’s account that remains unvested after the application of paragraph (a) above. In making its determination, the Board may consider the terms of the transaction governing the Change in Control, the financial impact on the Employers, and any other factors it deems relevant to its determination.

4.3 Forfeitures.

(a) Except as otherwise specifically set forth herein, all Company Contributions and related deemed investment returns that are not vested on the Participant’s Separation date will be deemed forfeited, and such Participant’s account will be appropriately reduced.

(b) Notwithstanding anything to the contrary, if a Participant is involuntarily terminated for Cause from an Employer or an Employer that is an Affiliate at any time prior to the distribution of his or her Account Balance, upon such Participant’s Separation, his or her Account Balance will be forfeited, regardless of whether the vesting schedule has otherwise been satisfied with respect to such shares or assets, and the proceeds thereof will be deemed returned to the Company. The Company has full discretionary authority to determine whether a Participant was terminated for Cause, and, if (i) a Participant has a voluntary Separation, and (ii) the Company thereafter determines that the Participant could have been involuntary terminated by an Employer or Employer that is an Affiliate for Cause, then the Participant will be treated as though he or she was involuntarily terminated for Cause for all purposes of this Plan.

SECTION 5

DISTRIBUTIONS

5.1 Distribution. Distributions will be made in a lump sum, as follows:

(a) In-Service Distributions. If the Participant becomes vested in his or her Company Contributions pursuant to Section 4.1(a), (b) or (c), distributions will be made promptly after, but in no event after the 90th day following, July 1 of the year that contains the Vesting Date. The value of the vested portion of the Account Balance will be determined as of the July 1 (or, if July 1 is not a business date, the next following business day) on or immediately before the distribution date.

(b) Death Distributions. If the Participant becomes vested in his or her Company Contributions pursuant to Section 4.1(d), distribution of his or her vested Account Balance will be made to such Participant’s beneficiaries within 90 days after the Vesting Date. The value of the vested Account Balance will be determined as of the Vesting Date. Notwithstanding the foregoing, if any Company Contributions are made on behalf of the Participant after his or her death, such contributions will be made on the first business day of the Plan Year following the year of the Participant’s death. Such contributions and any dividends allocated to the Participant’s Account pursuant to Section 3.1 will be (i) fully vested when made, (ii) distributed to the appropriate beneficiaries as soon as feasible after it is made (but no later than March 15 following the Plan Year that contains the Vesting Date or the divided payment date), (iii) valued as of the date it is made, and (iv) deemed separate distributions for purposes of Code Section 409A.

(c) Disability. If the Participant becomes vested in his or her Company Contributions pursuant to Section 4.1(e), distributions will be made promptly after, but in no event after the 90th day following, the Vesting Date. The value of the vested portion of the Account Balance will be determined as of the Vesting Date.

(d) Rule of 60. If the Participant becomes vested in his or her Company Contributions pursuant to Section 4.1(f), distributions will be made promptly after, but in no event after the 90th day following, July 1 of the year following the year that contains the Vesting Date. The value of the vested portion of the Account Balance will be determined as of the July 1 (or, if July 1 is not a business date, the next following business day) on or immediately before the distribution date.

(e) Change in Control. If the Participant becomes vested in his or her Company Contributions pursuant to Section 4.1(g), distributions will be made promptly after, but in no event after the 90th day following the Vesting Date. The value of the Participant’s Account Balance will be determined as of the Vesting Date.

5.2 Form of Distributions.

(a) Distributions of Company Common Shares.

(i) All distributions of hypothetical investments in Company common shares will be in the form of Company common shares, less the number of common shares equal to the minimum amount necessary to satisfy withholding requirements with respect to all applicable federal, state and local taxes. Any Company common shares distributed under the Plan will be Company common shares that have been previously issued and that are currently trading in the market, or, subject to the approval of the Board of Directors of the Company and any required regulatory and shareholder approvals, authorized but previously unissued Company common shares;

(ii) The value of each Company common share credited to a Participant’s account will be equal to the closing price per Company common share on the NYSE as reported for the date the account is valued; and

(iii) All distributions will be in the form of whole Company common shares. Fractional shares, if any, will be distributed in cash.

(b) Distributions of Investments in Mutual Funds. A Participant’s hypothetical investment in mutual funds will be distributed in cash, less the amount of cash necessary to satisfy withholding requirements with respect to all applicable federal, state and local taxes. The value of a Participant’s hypothetical investment in Mutual Funds will be determined by multiplying the total number of units of the Mutual Fund credited to the Participant’s account by the Mutual Fund Price, in each case, measured as close as practicable to the date the account is valued.

(c) Distributions of Investment in the Plan Interest Rate. A Participant’s hypothetical investment in the Plan Interest Rate will be distributed in cash, less the amount of cash needed to satisfy withholding requirements with respect to all applicable federal, state and local taxes.

Notwithstanding Section 5.2(b) or (c), as applicable, the Company, in its sole and absolute discretion, may cause distributions with respect to a Participant’s Account Balance to be made, at the Company’s option, in Company common shares that have been previously issued and that are currently trading in the market, or, subject to the approval of the Board of Directors of the Company and any required regulatory and shareholder approvals, authorized but previously unissued shares; the value of all such shares will be equal to the closing price per Company common share on the NYSE as reported for the date the account is valued.

5.3 Designation of Beneficiary. Each Participant has the right to designate in writing or on-line, in form satisfactory to the Company, one or more beneficiaries to receive the unpaid vested balance of the Participant’s account in the event of such Participant’s death, and may change or revoke any prior beneficiary designation by a similar instrument in writing. Any beneficiary designation must be received by the Company before the Participant’s death. Any beneficiary designation of a Participant’s spouse will automatically be made void in the event of a divorce. If a Participant fails to designate a beneficiary or, having revoked a prior beneficiary designation, fails to designate a new beneficiary, or if the Participant’s beneficiary designation fails, in whole or in part, by reason of the prior death of a designated beneficiary, divorce or for any other cause, then the undistributed vested balance of the Participant’s account, or the portion thereof as to which such designation fails, as the case may be, will be paid to the Participant’s spouse, or if none, the Participant’s estate.

5.4 Disclaimers by Beneficiaries. A beneficiary entitled to a distribution of all or a portion of a deceased Participant’s accounts may disclaim his or her interest therein subject to the following requirements. To be eligible to disclaim, a beneficiary must be a natural person, must not have received a distribution of all or any portion of such accounts at the time such disclaimer is executed and delivered, and must have attained at least 21 years of age as of the date of the Participant’s death. Any disclaimer must be in writing and must be executed personally by the beneficiary before a notary public. A disclaimer will state that the beneficiary’s entire interest in the undistributed accounts is disclaimed or will specify what portion thereof is disclaimed. To be effective, duplicate original executed copies of the disclaimer must be both executed and actually delivered to the Company after the date of the Participant’s death but not later than 180 days after the date the Company has actual knowledge of the Participant’s death. A disclaimer will be irrevocable when delivered to the Company. A disclaimer will be considered to be delivered to the Company only when actually received by the Company. The Company will be the sole judge of the content, interpretation and validity of a purported disclaimer. Upon the filing of a valid disclaimer, the beneficiary will be considered not to have survived the Participant as to the interest disclaimed and any distribution made to the beneficiary will be reversed. A disclaimer by a beneficiary will not be considered to be a transfer of an interest in violation of the provisions of SECTION 6 and will not be considered to be an assignment or alienation of benefits in violation of any law prohibiting the assignment or alienation of benefits under this Plan. The Company will not recognize any other form of attempted disclaimer.

5.5 Federal Income Tax.

(a) Tax Consequences of Participating in the Plan. The Plan provides that the election to defer any portion of a Participant’s compensation, and the establishment of a fixed date for payment, is made prior to the performance of the personal services for an Employer to which the compensation relates. Accordingly, the Company believes that Participants are not expected to recognize either the deferred amounts or the Company Contributions as ordinary income for federal income tax purposes until such amounts are actually paid or distributed to them by the Company; provided, that such amounts may still be subject to FICA taxes when deferred to the Plan or become vested under the Plan Similarly, the Company is not expected to be allowed any income tax deduction on account of the Plan until, and for its taxable year in which, a Participant recognizes ordinary income hereunder, to the extent such amount satisfies the general rules concerning deductibility of compensation. As described above and in Section 5.6 below, it is expected that the Company will be required to withhold or otherwise collect income and other payroll taxes upon such amounts as required under Code Section 3402 and certain other Code sections.

(b) Payment Acceleration for Employment Taxes. Notwithstanding anything to the contrary in the Plan, to the extent the Committee cannot withhold FICA taxes from the Participant’s regular payroll checks to cover the FICA taxes owed by a Participant on Company Contributions as they vest, the Committee will accelerate distributions under the Plan as necessary to pay such FICA tax. In no event may the amount of the acceleration exceed the aggregate of the FICA taxes owed by such Participant that cannot be withheld from the Participant’s regular payroll.

(c) Compliance with Code Section 409A. It is intended that any income or payments to a Participant provided pursuant to this Plan will not be subject to the additional tax and interest under Code Section 409A. The provisions of the Plan will be interpreted and construed in favor of complying with any applicable requirements of Code Section 409A necessary to avoid the imposition of additional tax, interest or penalties under Code Section 409A.

(d) Participants Should Consult Their Tax Advisors. Due to the complexity of the applicable provisions of the Code, this summary of certain federal income tax consequences sets forth only the general tax principles affecting the Plan. These general tax principles are subject to changes that may be brought about by subsequent legislation or by regulations and administrative rulings, which may be applied on a retroactive basis. Neither the Company nor any Participating Subsidiary has obtained, and as a result of various provisions the Plan is not eligible for, a ruling from the Internal Revenue Service regarding the federal income tax consequences associated with participation in the Plan. Participants may be subject to state or local income taxes as a result of their election to defer compensation pursuant to the Plan, and Participants should refer to the applicable laws in those jurisdictions. Accordingly, each Plan Participant should consult his or her own tax counsel on questions regarding tax liabilities arising upon any election to defer compensation pursuant to the Plan and any distributions made to such Participant pursuant to the Plan.

5.6 Tax Withholding. All distribution payments will be treated as wages for tax purposes and therefore will be made net of all applicable income, FICA tax (to the extent not already withheld at the time of deferral or at vesting), payroll and other taxes required to be withheld. In connection with any event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company or any of its Affiliates relating to amounts under the Plan (including, without limitation, FICA tax), (a) a Participant’s employer may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a Participant, whether or not pursuant to the Plan, or (b) the Company will be entitled to require that the Participant remit cash to the Company, his or her employer or any of its Affiliates (through payroll deductions or otherwise), in each case in an amount sufficient in the opinion of the Company to satisfy such withholding obligations.

SECTION 6

SPENDTHRIFT PROVISIONS

Neither any Participant nor the personal representative of any Participant has any transferable interest in the Participant’s account or any right to anticipate, alienate, dispose of, pledge or encumber the same prior to actual receipt of payments in accordance with the rules described in SECTION 5, nor will the same be subject to attachment, garnishment, execution following judgment or other legal process instituted by creditors (including current or former spouses) of the Participant or the personal representative of the Participant.

SECTION 7

ADMINISTRATION

7.1 The Company. The Plan will be administered by the Company. The Company has the full power and sole discretionary authority to make all determinations provided for in the Plan, including, without limitation, promulgating rules and regulations as the Company considers necessary or appropriate for the implementation and management of the Plan as well as rules to address potential conflicts of interest; provided that the Board of Directors of the Company also has the full power and discretionary authority to make determinations with respect to all provisions of the Plan. To further these administrative provisions, to the extent that the Company has rights or obligations under this Plan, such rights or obligations may be performed by any person, entity or office, including employees with compensation and benefits responsibilities or employees of a Participating Subsidiary, in each case who are authorized by an officer of the Company with respect to this Plan. More information about Plan Administration may be obtained by calling US HRSC at 1 (866) 477-3783.

7.2 Claims Procedure. If any Participant or his or her estate is in disagreement with any determination that has been made for payment under this Plan, a claim may be presented to the Company in accordance with procedures set forth in this SECTION 7.

(a) The claim must be written and must be delivered to the Company within 90 days of the date on which the Participant or beneficiary knows or should have known of his or her claim for benefits. Within 90 days after the claim is delivered, the claimant will receive either a decision by the Company, a request for more information, or notification that additional time is necessary. The Company will generally deliver a determination within 180 days of the initial claim, which decision shall be final and binding on the Participant.

(b) No action at law or in equity may be brought to recover benefits or otherwise enforce the provisions of the Plan unless the Participant or beneficiary has exhausted all remedies under this SECTION 7. Any action brought after exhaustion of such remedies must be brought within 90 days after the Participant or beneficiary has received final notice of a claim determination under Section 7.2(a).

SECTION 8

OTHER ADMINISTRATIVE MATTERS

8.1 Reporting. As soon as administratively feasible after each calendar quarter end, the Company will prepare and make available to each Participant a report showing (a) the amounts credited to the Participant’s account since the last report from the Company, and (b) the amounts of any distributions made since the last report. At its discretion, the Company may prepare and make available more frequent reports to Participants.

8.2 Plan Obligor; Status as Unsecured General Creditors.

(a) The Company will be the Plan Obligor with respect to distributions from all accounts.

(b) All Participants are general unsecured creditors of the Plan Obligor with respect to amounts payable pursuant to distributions from the accounts.

As such, Participants and their estates will not have any secured or preferred interest by way of trust, escrow, lien or otherwise in any specific assets, of the Employers. The Plan does not require that any hypothetical investments under this Plan be funded by the Company. If the Plan Obligor, in fact, elects to set aside monies or other assets to meet its obligations under the Plan (there being no obligation to do so) through the creation of a trust or otherwise, such monies or other assets will be subject to the claims of its general creditors, and neither any Participant nor any beneficiary of any Participant will have a legal, beneficial or security interest therein.

8.3 Disclaimer of Employment and Bonus Rights. The Plan is not a contract for employment and does not grant any employee the right to be retained in the employment of the Employers or to obtain any compensation. Upon dismissal or severance of employment, no Participant will have any right or interest under the Plan, other than as specifically provided herein.

8.4 Administrative Expenses of the Plan. Participants will be responsible for all administrative expenses incurred with respect to this Plan and for all administrative expenses and other fees of this Plan (to the extent such expenses are not paid by the Company), including the costs of outsourced record-keeping (which expenses will be deducted proportionately among Participants’ accounts).

8.5 Voting Rights. Participants’ accounts under the Plan are bookkeeping accounts and, accordingly, Participants will not have any voting rights with respect to any common shares or any units or other interests in Mutual Funds deemed allocated to any Participant’s account.

8.6 Governing Law. This instrument has been executed and delivered in the State of Minnesota and has been drawn in conformity to the laws of that state to the extent not preempted by federal law and will be construed and enforced in accordance with the laws of the State of Minnesota.

SECTION 9

AMENDMENT OR TERMINATION

9.1 Amendments to and Termination of Plan. The Plan may be amended from time to time or terminated at any time by the Company. Amendments may include, without limitation, (a) ensuring that neither the Plan Obligors nor the Participants are subject to adverse Canadian or United States tax consequences, (b) modifying the form of distribution of Participants’ accounts and (c) such other amendments as deemed necessary or desirable; provided, however, that no such amendment or termination will have the effect of (i) reducing the vested portion of amounts already credited to a Participant’s account; (ii) extending the time of distribution of such Participant’s accounts, without the consent of such Participant and only in a manner permitted by Code Section 409A; or (iii) causing a violation of Code Section 409A. In the event of a termination of the Plan, all accounts will be deemed vested and amounts credited thereto will be distributed to Participants in accordance with the distribution guidelines under Code Section 409A.

9.2 Merger. The Company may cause all or part of this Plan to be merged with all or a part of any other nonqualified deferred compensation plan maintained by any company. If the Company agrees to such a merger, the Company will specify in writing the terms and conditions of such merger and may obtain such consents and agreements as it deems necessary or desirable.

9.3 Applicability to Successors. This Plan will be binding upon and inure to the benefit of the Company and to the extent that the Company is a Plan Obligor under the Plan for any accounts, the Participating Subsidiaries, their successors and assigns, each Participant, his or her personal representatives and any beneficiaries. If the Company becomes a party to any merger, consolidation or reorganization, this Plan will remain in full force and effect as any obligation of the Company or its successors in interest.